On August 22, 2006, the Board amended the
Company's Bylaws to extend the time period within which a shareholder meeting shall be held after the record date, and from when notice of the meeting is mailed out to shareholders, from 60 days to 90 days. The following Bylaws were amended to effectuate this change:

Section 2.4(a) of Article Two of the Bylaws was amended to provide:

(a) Written notice of a meeting of stockholders shall be given, personally, by mail or by any other means permitted by Maryland law, not less than ten nor more than ninety days before the meeting to each stockholder entitled to vote at such meeting; such notice shall state the date, place and hour of the meeting and, unless it is the annual meeting, the purpose or purposes for which the meeting is called and shall state the name or names of the persons who have directed the calling of the meeting. If, at any meeting, action is proposed to be taken that would, if taken, entitle stockholders fulfilling the requirements of Section 3-202 of the General
Corporation Law of Maryland to receive payment for their shares, the notice of such meeting shall include a statement of that purpose and to that effect. If mailed, such notice is given when deposited in the United States mail, with first class postage thereon prepaid, directed to each stockholder at his address as it appears on the record of stockholders, or, if he shall have duly filed with the Secretary of the Corporation a written request that notices to him be mailed to some other address, then directed to him at such other address.

 Section 2.10(a) of Article Two of the Bylaws was amended to provide:

(a) For the purpose of determining the
stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to or dissent from any proposal without a meeting, or for the purpose of determining stockholders entitled to receive payment of any dividend or the allotment of any rights or for the purpose of any other action, the Board of Directors may fix in advance a date as the record date for any such determination of stockholders. Such date shall not be more than ninety nor less than ten days before the date of the meeting, nor more than ninety days prior to any other action.